UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2024

Commission File Number: 001-40401

Oatly Group AB

(Translation of registrant’s name into English)

Ångfärjekajen 8

211 19 Malmö

Sweden

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On May 15, 2024, Oatly Group AB (publ) (the “Company”) published a report announcing the results of its annual general meeting held on the same date, a copy of which is furnished as Exhibit 99.1.

Also on May 15, 2024, at the Company’s annual general meeting, Mr. Gregory S. Christenson was appointed to the board of directors of the Company, effective May 15, 2024. Mr. Christenson will serve as a director until the close of the annual general meeting to be held in 2027 and until his successor is duly elected and qualified (or his earlier death, resignation or removal).

Mr. Christenson, 57, is a highly experienced executive and business leader. He most recently served at Champion Petfoods LP as its Chief Financial Officer from 2019 to 2023. Mr. Christenson also currently serves as a member of the board of directors of Stryve Foods. Mr. Christenson has a Bachelor of Science in Accounting from Providence College and a Master of Business Administration (Finance) from Northeastern University.

There are no transactions in which Mr. Christenson has an interest requiring disclosure under Item 7.B of Form 20-F. Additionally, Mr. Christenson has no family relationship with any director or executive officer of the Company or any person nominated or chosen by the Company to become a director or executive officer. Mr. Christenson will be entitled to standard compensation available to all non-employee directors (as described under “Executive Officer, Non-Executive Director and Key Management Compensation” in Item 6.B of the Company’s annual report on form 20-F filed with the SEC on March 22, 2024).

Exhibit Index

Exhibit No.	Description

99.1	Press release of Oatly Group AB, dated May 15, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oatly Group AB

Date: May 15, 2024	By:	/s/ Marie-José David
Marie-José David
Chief Financial Officer